FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 21, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

#

FOURTH QUARTER 2004 RESULTS

Buenos Aires, February 21, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the fourth quarter ended December 31, 2004.

The Company posted a P$522 million gain in 2004 quarter compared to a P$143 million loss in 2003 quarter.

Operating income for 2004 quarter totaled P$442 million, accounting for a P$312 million increase compared to 2003 quarter. This improvement was mainly attributable to the following:

-    27.1% increase in the average oil price per barrel.

-    Increase in Refining gross margin due to the rise in prices of products which are not  subject to the Price Stability Agreement, both in the foreign and domestic markets.

-   Increase in international prices for petrochemical products: 80%, 67% and 44% for styrene, polystyrene and fertilizers, respectively.

In addition, 2004 quarter results were positively affected by the following:

-   P$268 million partial recovery of PESA tax loss carry forwards for which allowances were provided, based on their expected recoverability.

-     P$45 million gain attributable to the valuation at fair value of derivative financial  instruments that do not qualify for hedge accounting.

Sales for 2004 quarter increased 28.8% to P$1,952 million.

Gross profit for 2004 quarter was P$764 million, 37.7% higher compared to 2003 quarter. Gross margin was 39.1% and 36.6% in 2004 and 2003 quarters, respectively.

The Company posted a P$678 million gain in 2004 fiscal year ended December 31, 2004, a 78% increase compared to fiscal year ended December 31, 2003.

Sales for 2004 fiscal year increased P$1,480 million (26.9%) to P$6,974 million compared to 2003 fiscal year.

Gross profit for 2004 fiscal year increased 31.1% to P$2,764 million compared to 2003 fiscal year. Gross margin was 39.6% and 38.4% in 2004 and 2003 fiscal years, respectively.

Operating income for 2004 fiscal year increased 40.5% to P$1,731 million compared to 2003 fiscal year.

The Company’s shareholders’ equity increased 14% YoY to P$5,511 million as of December 31, 2004.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

FOURTH QUARTER 2004 RESULTS

Net Sales

*   In 2004 quarter net sales increased P$437 million or 28.8% to P$1,952 million. Net sales for 2004 quarter reflect P$122 million and P$145 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$2 million). Net sales for 2003 quarter reflect P$117 million and P$116 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$4 million).

Without proportional consolidation, 2004 quarter net sales increased P$401 million or 31.2%.

The rise in oil price drove strong sales increases in the Petrochemical (64.7%), Refining (37.3%) and Oil and Gas Exploration and Production (20.4%) business segments.

Gross Profit

*   Gross profit increased P$209 million or 37.7% to P$764 million in 2004 quarter. The 2004 quarter gross profit reflects P$60 million and P$21 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2003 quarter gross profit reflects P$74 million and P$22 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2004 quarter increased P$224 million or 48.8% to P$683 million, mainly as a result of the increase in gross profit for the Oil and Gas Exploration and Production (P$116 million), Refining (P$67 million) and Petrochemicals (P$29 million) segments.

Gross margin totaled 39.1% in 2004 quarter and 36.6% in the comparable quarter of

2003.

Administrative and selling expenses

*  Administrative and selling expenses rose to P$201 million or 28% in 2004 quarter. The 2004 quarter administrative and selling expenses reflect P$4 million and P$21 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2003 quarter administrative and selling expenses reflect P$17 million and P$16 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased to P$176 million or 41.9% in 2004 quarter. Such increase was mainly due to (i) higher labor costs,  institutional advertising expenses and other expenses related to the merge process in Argentina and (ii) higher labor costs in other countries.

The ratio of administrative and selling expenses to sales was 10.3% in 2004 quarter and 10.4% in 2003 quarter.

Other operating income (expense), net

*   Other operating income (expense), net accounted for P$119 million and P$91 million losses in 2004 and 2003 quarters, respectively. Other operating income (expense), net for 2004 quarter reflects P$15 million and P$12 million losses, attributable to our share in other operating income (expense), net of CIESA and Distrilec, respectively. In 2003 quarter, other operating income (expense), net reflects a P$12 million gain attributable to our share in other operating income (expense), net of CIESA, while no significant results were recorded in Distrilec.

Without proportional consolidation, other operating expense, net accounted for P$92 million and P$79 million losses, respectively, mainly attributable to the incidence of costs of unused transportation capacity relating to the Ship or Pay Contract with Oleoducto de Crudos Pesados S.A.

Operating income

*   Operating income increased to P$442 million or P$312 million in 2004 quarter. The 2004 quarter operating income reflects a P$45 million gain and a P$12 million loss attributable to our share in operating income of CIESA and Distrilec, respectively. The 2003 quarter reflects a P$45 million gain attributable to our share in the operating income of CIESA and a P$6 million gain attributable to our share in the operating income of Distrilec.

Without proportional consolidation, operating income moved up to P$409 million in 2004 quarter from P$79 million in 2003 quarter, mainly as a result of the increase in operating income for the Oil and Gas Exploration and Production (P$241 million), Refining (P$71 million) and Petrochemicals (P$50 million) business segments.

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

*     Equity in earnings of affiliates accounted for a P$3 million gain in 2004 quarter compared to P$77 million in the prior-year quarter.

Without proportional consolidation, equity in earnings of Affiliates and Affiliates Under Joint Control accounted for P$17 million and P$200 million gains in 2004 and 2003 quarters, respectively.

The 2003 quarter was positively affected by variations in the recoverable value of utilities. In such respect, the rise in the market value of listed shares of TGS and Transener resulted in the reversal of the allowance for valuation of these investments at realizable value, accounting for a P$196 million gain. Estimate of the respective recoverable value is subject to significant uncertainties which limit the quality of the assumptions, estimates and evaluations inherent to such determination. Accordingly, in the current situation the market value of listed shares is the most objective method of estimating the net realizable value of such holdings. The main variations were the following:

-    TGS: In 2004 quarter, equity in earnings of TGS declined to P$5 million from P$32 million in 2003 quarter. In 2003 quarter, the effect of the positive variation in the recoverable value of TGS resulted in the reversal of allowances, accounting for a P$27 million gain. Excluding the effect of the reversal of allowances, equity in earnings of TGS accounted for a P$5 million gain in both quarters.

TGS’s total sales revenues increased to P$253 million or 11.2% in 2004 quarter. Sales revenues for the regulated segment increased to P$109 million or 2.2%, due to higher sales of firm transportation and interruptible transportation services and the execution of new contracts effective May 2004. Sales revenues for the unregulated segment increased 19.1%, with a 20.7% rise in revenues from the NGL production and marketing segment, primarily due to higher international prices.

As regards the US dollar-denominated net borrowing position, the behavior of the exchange rate resulted in a drop in financial income (expense), accounting for a P$14 million financial expense in 2004 quarter and a P$60 million financial expense in the comparable quarter of 2003.

-     CIESA: In 2004 quarter, equity in earnings of CIESA fell to P$17 million down from P$131 million in 2003 quarter. In 2003 quarter, the effect of the positive variation in the recoverable value of CIESA resulted in the reversal of allowances, accounting for a P$128 million gain. Excluding the effect of the reversal of allowances, equity in earnings of CIESA accounted for a P$17 million gain in 2004 quarter and a P$3 million gain in 2003 quarter.

As regards the US dollar-denominated net borrowing position, the behavior of the exchange rate resulted in a reduction in financial income (expense) in 2004 quarter, accounting for a P$10 million financial expense in 2004 quarter and a P$14 million financial expense in the prior-year quarter. CIESA’s equity in earnings of TGS accounted for P$43 million and $23 million gains in 2004 and 2003 quarters, respectively.

-    Citelec / Transener: In 2004 quarter, equity in earnings of Citelec accounted for a P$12 million loss, compared to a P$32 million gain in 2003 quarter. In 2003 quarter, the effect of the positive variation in the recoverable value of Citelec resulted in the reversal of allowances, accounting for a P$41 million gain. Excluding the effect of the reversal of allowances, equity in earnings of Citelec accounted for P$12 million and P$9 million losses in both quarters, respectively.

The increase in losses in 2004 quarter is mainly attributable to the 11.7% rise in operating costs to P$76 million up from P$68 million in 2003 quarter.

-   Empresa Boliviana de Refinación (EBR): In 2004 quarter, equity in earnings of EBR accounted for a P$10 million loss compared to a P$5 million gain in 2003 quarter. The drop in results for 2004 quarter is primarily attributable to bad receivables.

-     Refinor S.A.: In 2004 quarter, equity in earnings of Refinor rose to P$12 million from P$5 million in 2003 quarter. This significant increase is mainly attributable to a higher contribution margin since 2004 quarter sales rose 44%, in a proportion higher than the increase in variable costs (37%). Gross sales for 2004 quarter were P$318 million compared to P$220 million in 2003 quarter. This increase is due to a combined effect: the 27% rise in fuel prices as a result of the increase in international prices, on the one hand, and the 19.4% increase in gas volumes processed to 19.4 million cubic meters per day, on the other hand.

Financial income (expense) and holding gains (losses)

*    Financial income (expense) and holding gains (losses) reflect a P$50 million loss in 2004 quarter compared to a P$295 million loss in 2003 quarter. Financial income (expense) and holding gains (losses) for 2004 quarter reflect a P$2 million gain attributable to our share in the financial income (expense) and holding gains (losses) of Distrilec. Financial income (expense) and holding gains (losses) for 2003 quarter reflect P$37 million and P$7 million losses attributable to our share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) fell, accounting for P$52 million and P$251 million losses in 2004 and 2003 quarters, respectively.

This decline is mainly attributable to the 4.3% decline in the future curve of crude oil prices in 2004 quarter, compared to the 10.3% increase in 2003 quarter, which resulted in a P$201 million increase in gains attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting.

Other Income (Expense), net

*   Other income (expense), net accounted for P$13 million and P$110 million losses in 2004 and 2003 quarters, respectively.

Without proportional consolidation, other expenses, net accounted for P$9 million and P$245 million losses in 2004 and 2003 quarters, respectively. Results for 2003 quarter mainly reflect P$177 and P$37 million impairment charges relating to operations in Ecuador and Río Neuquén, respectively.

Income Tax

* Income tax accounted for P$159 and P$55 million gains in 2004 and 2003 quarters, respectively. The income tax charge for 2004 quarter reflects a P$3 million loss for our share in the income tax of Distrilec. The income tax charge for 2003 quarter reflects P$6 and P$2 million losses corresponding to our share in the income tax of CIESA and Distrilec, respectively.

Without proportional consolidation, income tax accounted for P$162 and P$63 million gains in both quarters, respectively. The 2004 quarter reflects the recognition of tax loss carryforwards for which allowances were provided in the amount of P$268, partially offset by the effect of the valuation at fair value of derivative financial instruments in the amount of P$101 million. The 2003 quarter reflects gains derived from the recognition of deferred tax assets for which allowances were provided in the amount of P$50 million, the effect of the valuation at fair value of derivative financial instruments in the amount of P$43 million and losses derived from the recognition of revenues in Venezuela in the amount of P$12 million.

Balance Sheet

The Consolidated General Balance Sheet as of December 31, 2004, reflects the following amounts attributable to Affiliates Under Joint Control:

-   P$ 3,416 million for Property, Plant and Equipment.

-   P$ 505 million for Short-Term Debt.

-   P$ 1,446 million for Long-Term Debt.

Statement of Cash Flows

(Consolidated Information) (in millions of pesos)	(Three-Month Periods) IVQ 04	IVQ 03	(Twelve-Month Periods) Dec-04	Dec-03
Cash provided by operations				
Net Results	522	(143)	678	381
Adjustments to Net Income				
Equity in Earnings of Affiliates	(3)	(77)	(76)	(163)
Net Financial Results	(19)	30	45	(585)
Dividends collected	19	6	84	26
Depreciation of Fixed Assets & Other Assets	276	274	1,058	1,016
Impairments	(20)	66	12	373
Other	26	35	44	178
Exploratory Investments	0	170	80	180
Changes in assets and liabilities	206	(178)	(156)	(133)
Income Tax	(177)	(75)	(264)	(30)
Accrued Interests	149	156	585	598
Interest Paid	(281)	(82)	(627)	(488)
Net cash provided by operations	698	182	1,463	1,353
Cash provided by (used in) Investing Activities				
Acquisition of property, plant & equipment	(418)	(203)	(1,031)	(829)
Investments Non-considered as funds	22	(2)	(11)	(97)
Other	(2)	24	3	11
Net Cash (used in) provided by Investing Activities	(398)	(181)	(1,039)	(915)
Cash provided by (used in) Financing Activities				
Loans	(585)	(105)	(432)	(251)
Net Cash Provided by (used in) Financing Activities	(585)	(105)	(432)	(251)
Inflation & Devaluation Effect	(5)	(5)	(6)	(88)
Variation in Cash	(291)	(109)	(14)	99
Cash at beginning	1,204	1,036	927	828
Cash at end	913	927	913	927

In the Statement of Cash Flows as of December 31, 2004, the 2004 quarter reflects the following amounts attributable to Affiliates under Joint Control:

-   P$ 46 million for depreciation

-   P$ 29 million for acquisition of Property, Plant and Equipment

-   P$ 222 million for cash at closing.

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   Net sales for 2004 quarter rose to P$879 million or 20%. This increase derived primarily from the 27.1% rise in average sales prices per barrel of oil equivalent (boe).

Combined oil and gas daily sales volumes fell to 156.5 thousand boe or 5.7% in 2004 quarter. In 2004 quarter, oil sales volumes decreased to 112.5 thousand bbl/d or 4.8% while gas sales volumes fell to 263.8 million cubic feet per day or 7.9%.

*    In Argentina, sales rose to P$440 million or 7.6% in 2004 quarter, due to the 23.5% increase to P$59.4 in the average sales price per boe. On the contrary, sales volumes fell to 80.5 thousand boe per day or 12.8%.

Oil sales increased to P$401 million or 7.2% in 2004 quarter as a result of a 26% increase in the average sales price to P$91.1 per barrel in 2004 quarter up from P$72.1 per barrel in 2003 quarter. The significant rise in the international reference price was mitigated by the tax on exports policy imposed by the Argentine Government, used as reference for the domestic market. Daily sales volumes declined to 47.8 thousand barrels or 15% in 2004 quarter, due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline.

Gas sales increased to P$39 million or 11% in 2004 quarter, mainly due to the 22% rise in average sales prices to P$2.17 per thousand cubic feet in 2004 quarter up from P$1.78 per thousand cubic feet in the comparable quarter of 2003. During 2004 fiscal year, as a result of the implementation of the Natural Gas Price Adjustment Mechanism (Esquema de Normalización de los Precios del Gas Natural) provided under Decree 181/2004, the Secretariat of Energy and Gas Producers agreed upon percentage and gradual increases. On the other hand, the restrictions imposed on gas exports by the Argentine Government had a negative impact. Daily gas sales volumes fell to 196.5 million cubic feet  or 9%, mainly due to Genelba shutdown for scheduled maintenance works. Such effect was partially offset since a portion of those volumes was delivered to Central Térmica Buenos Aires.

Combined oil and gas sales outside of Argentina increased to P$439 million or 36.8% in 2004 quarter. Total oil and gas sales volumes increased to 76.0 thousand boe per day or 3.3%. Crude oil average sales price increased to P$67.1 or 29.8% in 2004 quarter up from P$51.7 in the prior-year quarter.

In Venezuela, oil and gas sales increased to P$221 million or 34.8% in 2004 quarter. Crude oil average price per barrel increased to P$50.5 or 27.4% in 2004 quarter from P$39.6 in 2003 quarter, in line with the rise in international reference prices. Nevertheless, such increase was limited by the price fixing system of third round agreements which provide decreasing prices for increasing operating income. Gas average price decreased to P$1.16 per thousand cubic feet or 35.9% in 2004 quarter, as a consequence of the reduction in the reference price in Venezuela, which is regulated by the State.

Daily sales volumes of oil equivalent increased to 50.9 thousand barrels or 6.3% in 2004 quarter. Drilling of new productive wells in addition to the performance of workover activities performed by the end of 2003 and early in 2004 at Oritupano Leona and La Concepción Oilfields allowed to increase production levels.

In Ecuador, total oil sales for 2004 quarter rose to P$47 million or 14.6%. Crude oil daily sales volumes fell to 4.6 thousand barrels or 15%, since December 2004 production was shipped together with January 2005 production so as to get a better discount.

The average sales price rose to P$109 per barrel or 33.3% in 2004 quarter as a result of the increase in international reference prices.

*    Gross profit for 2004 quarter increased 35.4% or P$116 million to P$444 million. Gross margin on sales increased to 50.5% in 2004 quarter from 44.9% in 2003 quarter. This rise in gross profit mainly derived from the increase in oil international prices mentioned above.

*    Administrative and selling expenses increased to P$63 million or 40.0% in 2004 quarter. This increase is attributable to higher labor costs in Argentina and increased maintenance expenses and payroll adjustments in Venezuela.

*     Exploration expenses totaled P$2 million in 2004 quarter and P$177 million in 2003 quarter. The 2003 quarter reflects the charging to income of exploration investments of P$170 million in Block 31 in Ecuador and in the San Carlos – Tinaco area in Venezuela.

*   Other operating income (expense), net for 2004 quarter accounts for a P$91 million loss compared to a P$59 million loss in 2003 quarter. The 2004 quarter mainly reflects a loss derived from the unused transportation capacity relating to the Ship or Pay Contract with OCP in Ecuador. During 2003 quarter, a provision for environmental remediation was recorded.

Hedge of  Produced Crude Oil Price

Changes in the accounting measurement of derivative instruments that do not qualify for hedge accounting are recognized in the Income Statement under “Financial Income (Expense) and Holding Gains (Losses)”.

As of December 31, 2004 the Company maintains the following structure of oil hedge agreements, which are accounted for as non-hedge instruments:

                                                                                Expected Maturity

2005
Sales Price Exposure

Crude oil price swaps (1)
Contract volumes (million bbl)	1.80
Average settlement prices (US$ per barrel)	19.00
Current value before advance payments	(132.00)

Swap options (2)
Contract volumes (million bbl)	5.50
Average exercise price (US$ per barrel)	19.00
Current value before advance payments	(375.00)

(1)     The transactions included herein are swap options exercised by the counterparties.

(2)    The transactions included herein are sold swap options.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2004, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates, totaled 732 MMboe (553 million barrels of oil and 1,077 billion cubic feet of gas). This accounts for a 3.5% decline compared to reserves certified as of December 31, 2003 (2.9% for liquid hydrocarbons and 5.1% for natural gas).

During 2004 fiscal year, production totaled 59.9 MMboe and was partially offset by a net addition of 34 MMboe as detailed below:

  -   14 MMboe were added through improvements resulting from recoveries in production areas. The reduction in royalties in Peru provided under Law 28109 “For the Promotion of Investment in the Exploitation of Hydrocarbon Resources and Marginal Reserves” had a great impact on such addition. As a result, new development projects were incorporated.

-   Through extensions in connection with known accumulations and discoveries, 45 MMboe were added, mostly as a result of the classification as proved reserves of discoveries and extensions of proved areas in our assets in Ecuador. To a lesser extent and as extensions in connection with producing fields, reserves in the Argentine Austral Basin and in Venezuela were added.

-   In addition, based on the performance of the different fields and the projects implemented during 2004, negative technical reviews totaled 25 MMboe, mainly attributable to an adjustment in forecasts for secondary recovery projects in Argentina and Venezuela.

Liquid hydrocarbons and natural gas account for 75% and 25%, respectively, of total proved reserves. Sixty four per cent (64%) of total proved reserves are located outside of Argentina. This higher percentage compared to previous year is attributable to the increase in reserves in Ecuador.

As of December 31, 2004, we had total oil and gas proved reserves equal to 12.2 years of production at 2004 oil and gas production levels.

Refining

*    As from 2004 first quarter, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining business segment commercializes oil brokerage operations, which were previously commercialized by the Hydrocarbon Marketing and Transportation business unit. These operations accounted for P$5 million sales revenues in 2004 quarter.

*   Operating income for 2004 quarter increased P$71 million to P$60 million compared to a P$11 million loss in 2003 quarter. Though a significant rise in crude oil prices was seen in 2004 quarter, such rise was offset by the new taxes imposed. Furthermore, the increase in prices (both in the foreign and domestic markets) of products which are not subject to the Price Stability Agreement resulted in an improvement in average contribution margin.

*    Gross profit significantly increased to P$77 million in 2004 quarter and gross margin rose to 15.5% in 2004 quarter from 2.8% in the prior-year quarter. With the purpose of optimizing marketing margins, priority was given to products and distribution channels with higher contribution. This strategy allowed to absorb the 21.4% increase in the average cost of processed crude oil (P$97.4 per barrel in 2004 quarter and P$80.2 per barrel in 2003 quarter).

*    Net sales for refinery products increased to P$497 million or 37.3% in 2004 quarter, boosted by significant price increases and the incorporation of oil brokerage operations in the period under review.

Sales average prices increased about 39% in 2004 quarter compared to 2003 quarter. In this respect, the price of benzene, paraffins, heavy distillates, diesel oil, gasoline, asphalts, reformer plant byproducts, aromatics and medium distillates increased 142%, 58%, 45%, 30%, 20%, 17%, 12%, 10% and 10%, respectively, mainly as a result of the significant rise in crude oil international prices.

Capitalizing on the competitive advantages derived from the integration of its upstream and downstream operations and the complementation with the activities performed by EG3, during 2004 quarter priority was given to the refining of a higher volume of crude oil produced. This has helped move up the business value chain and mitigate the distortive effects of the export tax regime. Accordingly, in 2004 quarter crude oil volume processed at the refinery increased 13.2% to 36,400 barrels per day.

Sales volumes in 2004 quarter fell 2% versus 2003 quarter, due to a 6% drop in domestic sales, partially offset by an increase in exports, mainly attributable to increased cracking feedstock sales. As regards domestic sales, the 2003 quarter reflects specific resale operations (mainly diesel oil) for a volume of 57 thousand cubic meters.

Diesel oil sales volumes moved down 9.4% to 232 thousand cubic meters in 2004 quarter, with a 15% decline in the domestic market, partially offset by an increase in exports. Excluding the 2003 quarter resale exports mentioned above, 2004 quarter sales increased 16.6% boosted by higher sales to oil companies, especially EG3. The new commercial mix, along with the growth of the diesel oil domestic market, resulted in a decrease in the market share to 3.4% in 2004 quarter from 5.1% in 2003 quarter.

Gasoline sales volumes rose 23.2% to 45 thousand cubic meters in the domestic market in 2004 quarter, boosted by increased sales to oil companies operating in Argentina, especially to EG3. The company’s market share was 3.1% in both quarters.

Asphalts sales volumes grew 14.5% in 2004 quarter and the market share moved up to 25.8% in 2004 quarter from 24.7% in 2003 quarter. Domestic market sales increased 56% due to a rise in road construction which resulted in reduced exports, especially to Paraguay and Bolivia.

Sales volumes for heavy distillates increased 23.0% in 2004 quarter as a result of higher cracking feedstock sales in the export market, particularly Brazil.

Sales volumes for the reformer plant byproducts fell 26.8% in 2004 quarter, mainly due to lower LPG exports. Aromatics sales volumes declined 11.1% while paraffins sales volumes fell 20.7%, primarily due to lower exports of paraffin solvents.

Petrochemicals

*     Regarding the international context, in 2004 quarter the styrenics business was characterized by high international prices both of raw materials and finished products. In this respect, styrene and polystyrene prices increased approximately 80% and 67% in 2004 quarter compared to 2003 quarter. Though the price of benzene increased 114% in 2004 quarter compared to 2003 quarter, the spread for styrene and polystyrene increased 86% and 37%, respectively.

Regarding the fertilizers business, urea prices rose 44%, from an average of US$155 per ton in 2003 quarter to US$223 per ton in 2004 quarter as a result of an increased demand.

*    Operating income for 2004 quarter rose to P$95 million or 111%, due mainly to the increase in gross profit and the recognition of tax benefits for Innova operations.

*    In Argentina, styrenics sales increased to P$225 million or 76% in 2004 quarter primarily due to the rise in prices and to ethylbenzene sales to Innova within the context of business complementation broadened by the start-up of the San Lorenzo ethylene plant.

Average sales prices were 58% higher in 2004 quarter, with 94%, 64% and 32% increases in the styrene, polystyrene and rubber lines of business, respectively.

Styrenics sales volumes totaled 54.5 thousand tons in 2004 quarter, 11% higher compared to 2003 quarter, mainly as a result of higher ethylbenzene export volumes to Innova.

Reflecting the Argentine market recovery, changes were adopted in the sales channels prioritizing positioning in the domestic market over exports.

Styrene sales volumes in 2004 quarter remained in line with volumes recorded in 2003 quarter, with a 24% rise in domestic sales and a 30% decline in exports, particularly to Chile and Uruguay. Polystyrene and Bops sales volumes in 2004 quarter were 3% lower compared to 2003 quarter. In 2004 quarter domestic sales volumes remained in line with volumes for 2003 quarter, while exports fell 6%, mainly to Chile and Uruguay (polystyrene) and the United States and Europe (bioriented polystyrene). Synthetic rubber sales volumes in 2004 quarter were in line with 2003 quarter volumes, with a change in the sales mix. Domestic sales grew an average of 11%, due to an increased demand for products derived from substitution of imported manufactured products. Exports were 9% lower compared to 2003 quarter, mainly to Brazil, Chile and Peru.

Innova sales in Brazil increased to P$253 million or 81.4% in 2004 quarter, mainly due to higher sales prices as a result of the increase in international prices. In such respect, styrene and polystyrene prices increased 96% and 78%, respectively, in 2004 quarter.

Sales volumes remained unchanged. The 2004 quarter sales strategy was focused on the domestic market which offered higher margins.

Fertilizers sales in Argentina increased to P$159 million or 56.3% in 2004 quarter, as a consequence of the combined effect of (i) a 31% growth in sales volumes as a result of an increased demand for nutrient mixes and (ii) the 21% price increase in line with the international reference price.

*    Gross profit rose to P$117 million or 33% in 2004 quarter. Gross margin on sales fell to 19.3% in 2004 quarter from 23.9% in 2003 quarter, reflecting the impact of the increase in international prices, mainly benzene.

As regards the styrenics business in Argentina, gross profit increased to P$45 million or 28.6% in 2004 quarter. Gross margin on sales decreased to 20% in 2004 quarter down from 27.3% in 2003 quarter, mainly as a result of the impact of the increase in the price of benzene and higher fixed production costs due to the incorporation of San Lorenzo Ethylene Plant.

Regarding styrenics in Brazil, gross profit rose to P$39 million or 30% in 2004 quarter. Gross margin on sales fell to 15.3% in 2004 quarter from 21.4% in 2003 quarter as a consequence of the increase in raw materials, especially benzene.

As regards fertilizers in Argentina, gross profit increased to P$33 million or 43.5% in 2004 quarter. Gross margin decreased to 20.8% in 2004 quarter from 22.5% in 2003 quarter. The rise in gross profit was attributable to significant sales volumes and improved prices, while the decrease in gross margin reflects higher costs of imported products for resale, raw material, and the increase in the gas rate.

 *      Administrative and selling expenses totaled P$36 million in 2004 quarter and P$29 million in the prior-year quarter. This increase was attributable, among other things, to higher freight costs for ethylbenzene exports, higher freight and logistics expenses in the fertilizers business and, to a lesser extent, increased labor costs and the appreciation of the Real against the US dollar in Brazil which had an impact on fixed expenses in 2004 quarter compared to 2003 quarter.

 *     Other operating income (expense), net recorded a P$14 million gain in 2004 quarter compared to a P$14 million loss in 2003 quarter. The 2004 quarter gain is attributable to the collection of tax benefits granted by the Rio Grande do Sul State, Brazil, to companies settled in such state. The 2003 quarter loss is mainly due to the impact of provisions for environmental remediation.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of CIESA is as follows:

*    As from the first quarter of 2004, allocation of product sales among business units was subject to a series of changes. As a result, the Hydrocarbon Marketing and Transportation business unit sells the gas produced in Argentina by the Company and the liquids obtained from gas processing, which products are transferred from the Oil and Gas Exploration and Production business segment at market prices. In addition, the business segment’s operations include gas and LPG brokerage services. Oil brokerage operations are commercialized by the Refining business segment.

Sales revenues significantly increased to P$96 million in 2004 quarter, due to the marketing changes mentioned above. As a consequence, gross profit increased P$3 million in 2004 quarter compared to 2003 quarter.

In 2004 quarter, sales revenues for gas and liquids produced by the Company were P$42 million and P$47 million, respectively. Sales volumes for the gas produced by the Company in Argentina totaled 181.8 million cubic feet per day, and liquids sales volumes totaled 61.8 thousand tons.

Gas and LPG brokerage services accounted for sales revenues of P$7 million and P$31 million in 2004 and 2003 quarters, respectively.

*  In 2004 and 2003 quarters, operating income was P$52 million and P$45 million, respectively. Operating results reflect a P$45 million gain in both quarters, attributable to the proportional consolidation of CIESA. Excluding such effects, operating income totaled P$7 million in 2004 quarter, while no income was recorded in 2003 quarter.

*    Other operating income (expense), net totaled P$8 million and P$3 million gains in 2004 and 2003 quarters, respectively. In 2003 quarter, income derived from advisory services provided to TGS’s technical operator. As from July 2004, within the framework of the Agreement entered into with Enron, such function was assigned to Petrobras Energía.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

*    Net sales of electricity generation increased to P$64 million or 14.3% in 2004 quarter, mainly boosted by a 46.9% improvement in generation prices, partially offset by a 23.5% decline in energy sales as a result of major maintenance works carried out at Genelba Power Plant during 2004 quarter. The Company’s competitive advantages resulting from being an integrated energy company and from the joint operation of thermal and hydroelectric generation plants allowed it to capitalize on market opportunities and significantly minimize the plant unavailability during the major maintenance works mentioned above.

The increase in energy prices was primarily attributable to: (i) higher demand for energy within a context of lower water flow contribution at the different basins and gas supply restrictions, which resulted in energy deliveries by less efficient machines, (ii) the passing through of increased gas costs to sales prices as a result of the path of prices implemented during 2004 quarter, and (iii) higher compensation for guaranteed supply to the electricity market, since the Secretariat of Energy guarantees a price in excess of market price for guaranteed availability of generation companies.

Net sales attributable to Genelba Power Plant increased to P$50 million or 4.2% in 2004 quarter. The significant improvement in generation prices allowed to reverse the effects of scheduled maintenance works which resulted in a 29.5% decline in energy sales to 969 GWh in 2004 quarter down from 1,374 GWh in the comparable quarter of 2003. Accordingly, both Genelba plant factor and availability factor fell to 60.3% from 91.2% and to 65.7% from 93.1%, respectively.  The average price of energy delivered increased to P$51.7 per MWh or 46% in 2004 quarter from P$35.4 per MWh in 2003 quarter. Payment of additional compensation for guaranteed supply to the electricity market reflected increased sales of P$8 million and P$4 million in 2004 and 2003 quarters, respectively.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose to P$13 million or 62.5% in 2004 quarter, due to the combined effect of a significant improvement in sales prices and higher generation volumes. The average sales price increased to P$46.7 per MWh or 47.3% in 2004 quarter from P$31.7 per MWh in 2003 quarter, due to the market reasons mentioned above and the implementation of a dynamic and flexible policy in terms of the mix of spot and futures sales. During 2004 quarter, energy delivered rose to 279 GWh or 9% from 256 GWh in 2003 quarter, mainly due to the use of water stored in the upper reservoirs of the Comahue Basin’s power plants so as to substitute thermal supply which was not available due to fuel supply problems.

*   Gross profit for the generation business increased to P$27 million or 50% in 2004 quarter, mainly driven by improved prices in the wholesale electricity market.

*   Other operating income (expense), net is mainly attributable to income from advisory services to Edesur S.A.’s technical operator which totaled P$1 million in 2004 quarter and P$7 million in 2003 quarter.

Outlook

A new year starts for Petrobras Energía offering great prospects on the horizon as a result of 2004 efforts and achievements. Such horizon is also supported by external factors – such as high commodities prices in the international market – and by a more stable domestic scenario in economic terms and better prices for energy products. But, above all, a renewed and strengthened Petrobras Energía appears on the horizon.

The fact is that the Company has integrated four companies that will operate as one, thus centralizing its hydrocarbon production, refining and marketing activities. This aimed at securing a single management and an extended synergy among businesses. At the conclusion of the corporate reorganization process involving Petrobras Group companies in Argentina, Petrobras Energía will emerge with fully optimized competitive capabilities.

Efforts continue to optimize the portfolio by integrating new projects with excellent long term growth and profitability expectations.

Petrobras Energía plans to make significant investments in oil and gas exploration and production to achieve its production growth and reserve replacement targets, mainly in Argentina, Venezuela and Ecuador. Investments will be directed to areas where the Company is already operating and to new on-shore and off-shore opportunities, with increased investments in exploration, pursuing more aggressive growth.

In Argentina, as a result of the addition of new assets belonging to Petrobras’ companies and incorporated into Petrobras Energía, reserves and production prospects for the year 2005 significantly increased.

As regards exploration activities, the offshore areas along the maritime coasts of Argentina are worth mentioning as the place where Petrobras Energía will leverage Petrobras’ experience as a world leader in deep-water exploration and production activities.

In Venezuela, efforts will focus on drilling and workover of oil producing wells, mainly in Oritupano Leona and La Concepción operations, and maintenance of existing facilities.

In Ecuador, works relating to the start up of the development project for Block 31 will be performed, with first production expected in the first half of 2006.

In Peru, as a result of the enactment of the "Law for the Promotion of Investment in the Exploitation of Hydrocarbon Resources and Marginal Reserves Nationwide”, a more favorable context is foreseen for the development of hydrocarbon reserves at Lote X.

As regards the Refining business, current trends are expected to continue, with the diesel oil and gasoline markets reflecting a relative recovery compared to previous year, mainly boosted by the growth of gasolines with higher octane ratings. This trend reverses the performance in recent years. The refinery will continue operating at close to maximum capacity.

In the Petrochemicals business segment, a growth scenario is foreseen with increased international margins on styrene and polystyrene. Domestic demand for all the business products is expected to grow. The Brazilian market might see a demand shrinkage during the first months of the year due to scheduled shutdown of cooling equipment manufacturing plants and a certain economic deceleration due to interest rate rise expectations and the consequent decline in credit facilities. In the fertilizers business, forecasts suggest that urea international prices will track higher than the historical average. As a result, the business will continue to add significant value to the Company’s natural gas.

Increases in gas prices are foreseen for the year 2005, driven by the Decree which provides a path of prices for natural gas and by an increased demand for hydrocarbons.

In the Electricity segment, a rise in energy prices is foreseen as a result of the passing through to prices of higher gas costs. Moreover, the demand for energy is expected to continue growing, though at a slower pace.

As regards utility companies, significant steps are expected to be taken during 2005 to restore the economic and financial balance of such companies. In the light of the letters of intent recently subscribed by the UNIREN with several companies in the energy sector, further progress is expected in the renegotiation of utility contracts. In addition, and as a key piece for utility companies to be commercially viable, continued progress is expected toward the restructuring of CIESA and Transener’s financial debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 02/21/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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